Felene, Inc.

(the “Company”)

a Colorado Corporation

Financial Statements (unaudited) & Independent Accountant’s Review Report

For the fiscal years ended December 31, 2024 and 2023

TABLE OF CONTENTS

SMITH PHILLIPS CPA, PC

7674 Grandview Avenue, #105
Arvada, CO 80002
Phone (303) 423-4300

Gregory W. Phillips, CPA
greg@cpaphillips.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Management of Felene, Inc. d/b/a Felene Vodka
Denver, CO

We have reviewed the accompanying financial statements of Felene, Inc. (the "Company"), which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review of these financial statements in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee of the AICPA, specifically AR-C Section 90, Review of Financial Statements. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. GAAP.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. Our conclusion is not modified with respect to this matter.

Smith Phillips CPA, PC

By: Gregory W. Phillips CPA
Arvada, CO
Date: October 27, 2025

Felene, Inc.
BALANCE SHEET

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	27,301	22,725
Accounts Receivable	15,956	18,446
Inventory	14,247	10,242
Other Current Assets		
Total Current Assets	57,504	51,412
Fixed Assets - net		
TOTAL ASSETS	57,504	51,412
LIABILITIES AND EQUITY		
Accounts Payable	10,359	13
Credit Cards Payable	19,016	2,360
Deferred Revenue	10,842	-
Total Current Liabilities	40,218	2,373
Non-Current Liabilities:		
Long-Term Note Payable	148,372	123,645
Line of Credit	98,823	98,386
Total Non-Current Liabilities	247,195	222,032
TOTAL LIABILITIES	287,413	224,405
Common Stock	207,089	150,039
Accumulated Deficit	(436,998)	(323,032)
TOTAL EQUITY	(229,909)	(172,993)
TOTAL LIABILITIES AND EQUITY	57,504	51,412

See Accompanying Notes to these Unaudited Financial Statements

Felene, Inc.
STATEMENT OF OPERATIONS

	2024	2023
Revenues		
Gross Revenue	246,980	162,935
Cost of Goods Sold	121,124	73,691
Gross Profit	125,856	89,244
Selling, General & Administrative		
Advertising & Marketing	22,242	21,243
Payroll/Contractors	94,306	65,833
Rent & Lease	31,731	29,073
Other Operating Expenses	73,994	94,472
Total Selling, General & Administrative	222,272	210,621
Total Loss from Operations	(96,416)	(121,377)
Other Income (Expense)	14,109	6,458
Interest Expense	(31,659)	(21,596)
Total Other Expense	(17,550)	(15,138)
Net Loss	**(113,966)**	**(136,515)**

See Accompanying Notes to these Unaudited Financial Statements

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	# of Shares		APIC $	Retained Earnings (Deficit)	Total Shareholders' Equity
Beginning balance at 1/1/23	1,055,000		129,679	(186,517)	(56,838)
Issuance of Common Stock	40,000		20,360		20,360
Net income (loss)				(136,515)	(136,515)
Ending balance at 12/31/23	1,095,000	-	150,039	(323,032)	(172,993)
Issuance of Common Stock	64,400		57,050		57,050
Net income (loss)				(113,966)	(113,966)
Ending balance at 12/31/24	1,159,400	-	207,089	(436,998)	(229,909)

See Accompanying Notes to these Unaudited Financial Statements

STATEMENT OF CASH FLOWS

	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(113,966)	(136,515)
Adjustment to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	-	-
Accounts Receivable	2,490	(4,568)
Inventory	(4,005)	(317)
Prepaid Expenses		-
Other Current Assets		-
Accounts Payable	10,346	(751)
Credit Cards Payable	16,656	2,360
Deferred Revenue	10,842	
Other Current Liabilities		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	36,330	(3,276)
Net Cash provided by (used in) Operating Activities	(77,637)	(139,790)
INVESTING ACTIVITIES		
Fixed Assets - net	-	
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Long-Term Note Payable	24,727	(2,364)
Line of Credit	437	98,386
Common Stock APIC	57,050	20,360
Net Cash provided by (used in) Financing Activities	82,213	116,382
Cash at the beginning of period	22,725	46,132
Net Cash increase)decrease for period	4,577	(23,408)
Cash at end of period	27,301	22,725

See Accompanying Notes to these Unaudited Financial Statements

Felene, Inc

Notes to the Unaudited Financial Statements

December 31st, 2024

$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Felene, Inc. ("the Company") was formed in Colorado on August 5, 2020 and is the producer of Felene Vodka, an organic, sugarcane-based spirit recognized for its clean-label profile. Felene Vodka is an American handcrafted organic vodka made from fermented sugarcane and produced in Denver, Colorado. Produced without additives or artificial ingredients, the Company offers a clean, polished profile and is available in both classic and naturally flavored expressions. The brand is currently distributed in eight states across the U.S and is headquartered in Denver, Colorado. The company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents, as well as revenue and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company sells its products within the federally mandated three-tier alcohol distribution system. Under this structure, the Company's direct customers are state-licensed distributors, who in turn sell to the underlying on-premise (restaurants, bars, hotels) and off-premise (retail stores, chains, liquor stores) accounts that ultimately serve consumers.

As a result, revenue is presented as being generated from a limited number of distributors, even though the Company's products are ultimately purchased by a broad base of retail and on-premise customers across multiple markets. Distributors typically hold exclusive rights within their respective states or territories, which may result in customer concentration at the distributor level.

Management monitors the financial condition and payment activity of each distributor and believes credit risk is appropriately managed. The Company does not have significant credit exposure to any individual retail or on-premise customer, as those customers are serviced and billed by the distributor.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. The Company has historically incurred operating losses and has limited cash on hand. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $27,301 and $22,725 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected on either net 30 or net 60 terms.

Inventory

Inventory consisted primarily of raw material goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 consisted of goods valued at $14,247 and $10,242, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates sales primarily to wholesalers/distributors. The Company’s payments are generally collected within thirty (30-60) days after the date of sale.

The Company also manufactures spirits for third-party customers under private-label arrangements. These orders are typically paid 100% in advance, and revenue is recognized when control of the product transfers to the customer, which generally occurs upon shipment from the

Company's warehouse. The company had deferred revenue of $10,842 and $0 for the years ended 2024 and 2023 respectively for sales of products under private-label.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Colorado. The Company has incurred cumulative losses for the last two years and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Related parties include the Company's founder and officers/directors and certain individuals and entities under common control or influence. During the years ended December 31, 2024 and December 31, 2023, the Company entered into transactions with related parties primarily in the form of long-term financing and guarantees.

Related-party borrowings

From time to time, the Company borrows funds from individuals affiliated with the Company to support operations. These arrangements are generally unsecured (unless noted), bear stated interest, and are repayable on demand or per written terms.

	As of December 31,	
	2024	2023
Investor Loans	48,516	30,000

Founder guarantees

Certain of the Company's third-party debt instruments (including the line of credit and various term loans) are personally guaranteed by the founder. No consideration was paid to the founder for providing these guarantees. As of December 31, 2024, aggregate principal of guaranteed obligations totaled approximately $179,374 (see Note 5).

Governance

Related-party transactions are reviewed and approved by management. Management believes transactions were conducted at arm's-length where practicable; however, given the Company's stage, certain terms may differ from those that would have been obtained from an unrelated party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

During the normal course of business, the Company could be named as a defendant in various lawsuits. Although the Company would defend these claims vigorously, it is possible that such matters could have a material adverse effect on the Company's financial statements.

Subsequent to year end, the Company is defending a claim filed in Texas. Management does not believe the amount of loss, if any would be material to the financial statements. In addition, management believes that certain losses, if incurred, may be reimbursable under the Company's existing insurance policies. As management cannot reasonably estimate the amount of loss, if any, no accrual has been recorded related to this matter as of December 31, 2024, and 2023.

In September 2025, the Company became involved in a contractual dispute with a customer relating to a 2024 production agreement. The Company disputes the allegations and intends to defend the matter. The Company does not believe the amount of loss, if any would be material to the financial statements. In addition, management believes that certain losses, if incurred, may be reimbursable under the Company's existing insurance policies. As the matter is in its early stages, management cannot reasonably estimate a possible loss or range of loss, if any. Accordingly, no liability has been recorded as of December 31, 2024 or 2023.

NOTE 5 – LIABILITIES AND DEBT

Loans

The Company finances operations through a revolving line of credit, various merchant cash advances and installment loans with third-party lenders, and certain loans from investors/individuals. Most obligations are personally guaranteed by the Company's founder. See Note - Related Parties for loans to/from related parties.

	As of December 31,	
	2024	2023
Revolving Line of Credit	98,823	98,386
Term Loans	80,551	93,645
Founder Guaranteed	179,374	192,032
Merchant cash advances	19,305	
Investor Loans	48,516	30,000
Unsecured Loans	67,821	30,000
Total Non-Current Liabilities	247,195	222,032

NOTE 6 – EQUITY

The Company has authorized 2,100,000 common shares without a par value as of December 31, 2024. 1,159,400 and 1,095,000 shares were issued and outstanding as of 2024 and 2023, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 31, 2025, the date these financial statements were available to be issued

In March 2025, the company entered into a new distribution agreement with Western Distribution Company of Colorado as its exclusive distributor in the state. Western Distributing Company is a family owned and operated independent Importer and Wholesaler of wine, beer and spirits established in 1933.

In July 2025 the Company authorized 100,000 shares of Series B Restricted Non-Voting Common Stock under Rule 506(b) of Regulation D. The proceeds will support operations, expansion, automation, and marketing initiatives. No preferred shares have been issued through October 31, 2025.

In August 2025, the company entered into a new distribution agreement with American Northwest Distributors (ANW). American Northwest Distributors is a family-owned fine wine and craft spirits distributor serving Washington, Oregon, and Idaho. Known for its selective portfolio, consultative sales approach, and commitment to brand development, ANW is a trusted distribution partner for premium beverage brands.